# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dominari Holdings Inc., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001213900-24-052582
Filed by CIK 0001856536
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP, 1345 6th Avenue, New York, New York (NY), 10105, (212) 370-1300

## Reporting persons
- Kyle Michael Wool (CIK 0001856536): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 58,262; shared voting power 2,355,328; sole dispositive power 58,262; shared dispositive power 2,355,328; aggregate amount beneficially owned 2,413,590 (16.41% of the class)
  Comment: (1) Of the 2,355,328 shares reported as beneficially owned with shared voting and dispositive power, 1,113,339 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu, Mr. Wool's spouse. Of the 58,262 shares reported as beneficially owned with sole voting and dispositive power, 27,750 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative. This excludes an aggregate of 576,368 shares issuable pursuant to Warrants (as defined below) purchased by the Reporting Person in connection with the Issuer's private placement and registered direct offering (collectively, the "Offering") that closed on February 12, 2025, which are not currently exercisable due to certain beneficial ownership blockers. (2) Row (13) is calculated based on 14,704,045 shares of Common Stock of the Issuer outstanding as of February 21, 2025 and includes an aggregate 309,118 shares of Common Stock issued to Mr. Wool and Mr. Anthony Hayes on March 24, 2025.
- Soo Yu (CIK 0001933417): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,477; shared voting power 2,355,328; sole dispositive power 1,477; shared dispositive power 2,355,328; aggregate amount beneficially owned 2,356,805 (16.02% of the class)
  Comment: (1) Of the 2,355,328 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu and 1,113,339 shares are beneficially owned directly by Mr. Wool, Ms. Yu's spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member. (2) Row (13) is calculated based on 14,704,045 shares of Common Stock of the Issuer outstanding as of February 21, 2025 and includes 309,118 shares of Common Stock issued to Mr. Wool and Mr. Hayes on March 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dominari Holdings Inc.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Comment: EXPLANATORY NOTE This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is filed to amend the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed on December 28, 2023 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D filed on December 28, 2023 ("Amendment No. 3"), as amended by Amendment No. 4 to Schedule 13D filed on January 3, 2025 ("Amendment No. 4"), as amended by Amendment No. 5 to Schedule 13D filed on February 12, 2025, ("Amendment No. 5", and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the "Schedule 13D"). This Amendment No. 6 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: Paragraphs (a) and (c) of Item 2 of the Original Schedule 13D are hereby deleted in their entirety and replaced with the following: This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the "Reporting Persons." The Reporting Persons are husband and wife.
Residence or business address: The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: Mr. Wool is President of the Issuer, Chief Executive Officer of Dominari Financial Inc. (the Issuer's financial services subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer's broker-dealer subsidiary) ("Dominari Securities"). Each of Mr. Wool and Ms. Yu also serve as directors on the board of directors of the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities, as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the "Employment Agreement"), to serve, initially, as a special projects manager and a registered brokerage representative of Dominari Securities, and she was subsequently promoted to Chief Operating Officer of Dominari Securities.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented with the following: On March 24, 2025, the Reporting Person was issued 154,559 shares of the Issuer's Common Stock as granted by the Compensation Committee of the Issuer's Board. The grant of Common Stock to the Reporting Person is described in Reports of the Issuer on Forms 8-K, 10-Q or 10-K, as applicable, and the Reporting Person's filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following: The transaction giving rise to the filing of this Amendment No. 6 is the grant of 154,559 shares of the Issuer's Common Stock to the Reporting Person by the Compensation Committee of the Issuer's Board. Except as disclosed in this Item 4, the Reporting Persons have no current plan or proposal which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his position and/or change his purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) The Reporting Persons have shared voting and dispositive power over 2,355,328 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 2,355,328 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 1,113,339 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 16.41% and 16.02%, respectively, of the outstanding Common Stock of the Issuer based on 14,704,045 shares of Common Stock of the Issuer outstanding as of February 21, 2025 and includes an aggregate of 309,118 shares of Common Stock issued to Mr. Wool and Mr. Hayes on March 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (a)-(b) The Reporting Persons have shared voting and dispositive power over 2,355,328 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 2,355,328 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 1,113,339 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 16.41% and 16.02%, respectively, of the outstanding Common Stock of the Issuer based on 14,704,045 shares of Common Stock of the Issuer outstanding as of February 21, 2025 and includes an aggregate of 309,118 shares of Common Stock issued to Mr. Wool and Mr. Hayes on March 24, 2025.
Transactions in the class effected during the past sixty days: The following transactions in the shares of Common Stock were conducted by the Reporting Person within the past sixty (60) days: (1) The Reporting Person acquired 288,814 shares of Common Stock, Series A Warrants to purchase up to 288,814 shares of Common Stock and Series B Warrants to purchase up to 288,814 shares of Common Stock of the Issuer at a combined purchase price of $3.47 per share and accompanying Warrants with personal funds pursuant to the Offering for his personal account and (2) The Reporting Person was issued 154,559 shares of the Issuer's Common Stock as granted by the Compensation Committee of the Issuer's Board on March 24, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In his capacity as President of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer's 2022 Equity Incentive Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years. The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 6, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1.01 Joint Filing Agreement, dated as of March 25, 2025, between the Reporting Persons.

## Signatures
- Kyle Michael Wool: /s/ Kyle Wool, Kyle Wool (03/25/2025)
- Soo Yu: /s/ Soo Yu, Soo Yu (03/25/2025)